2Q26 Investor Presentation

July 21, 2026



Disclosures

CAUTIONARY STATEMENT

This Investor Presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential," or the negative of these terms or other comparable terminology. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the financial benefits from the acquisition of Peach State Bancshares, Inc. ("Peach State") or the sale of the Navitas equipment finance business ("Navitas") (each a "Transaction" and collectively, the "Transactions") may not be realized or take longer than anticipated to be realized, (2) disruption from the Transactions of customer, supplier, employee or other business partner relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction agreements, (4) the possibility that the costs, fees, expenses and charges related to the Transactions may be greater than anticipated, (5) reputational risk and the reaction of each of the companies' customers, suppliers, employees or other business partners to the Transactions, (6) the failure of the closing conditions to the Transactions to be satisfied, or any unexpected delay in closing the Transactions, including due to failure to obtain applicable shareholder or regulatory approvals, (7) the risks relating to the integration of Peach State's operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (8) the risk of potential litigation or regulatory action related to the Transactions, (9) the risks associated with United's pursuit of future acquisitions, (10) the risk of expansion into new geographic or product markets, (11) the dilution caused by United's issuance of additional shares of its common stock in the Peach State acquisition, and (12) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2025, and other documents subsequently filed by United with the U.S. Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "noninterest income – operating", "noninterest expense – operating," "provision for credit losses – operating", "operating net income," "pre-tax, pre-provision income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "return on assets - pre-tax pre-provision - operating," "return on assets - pre-tax, pre-provision," "operating efficiency ratio," and "tangible common equity to tangible assets."

These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. Further, United's management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about United's operations and performance. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

United Community Banks, Inc.

Company Overview

Premier Southeast Regional Bank – Committed to Service Since 1950

- Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- 189 branches, 11 LPOs, and 5 MLOs across six Southeast states; Top 10 deposit market share in GA and SC

$29.1 BILLION IN TOTAL ASSETS	**$23.7** BILLION IN TOTAL DEPOSITS	**$19.9** BILLION IN TOTAL LOANS(1)	**13.5%** CET1 RBC(2)

$0.25 QUARTERLY COMMON DIVIDEND	**$3.6** BILLION IN AUM	**200** BANKING OFFICES ACROSS THE SOUTHEAST



CLARKSVILLE
NASHVILLE
JACKSON
MEMPHIS
TN
KNOXVILLE
JOHNSON CITY
WINSTON-SALEM
GREENSBORO
DURHAM
RALEIGH
NC
ASHEVILLE
CHARLOTTE
FAYETTEVILLE
CHATTANOOGA
GREENVILLE
WILMINGTON
HUNTSVILLE
SC
FLORENCE
ATHENS
COLUMBIA
MYRTLE BEACH
BIRMINGHAM
ATLANTA
AUGUSTA
TUSCALOOSA
AL
GA
MACON
CHARLESTON
HILTON HEAD ISLAND
COLUMBUS
MONTGOMERY
SAVANNAH
ALBANY
DOTHAN
VALDOSTA
MOBILE
PENSACOLA
TALLAHASSEE
JACKSONVILLE
PANAMA CITY
ORLANDO
FL
TAMPA
SARASOTA
NAPLES
FORT LAUDERDALE
MIAMI
United Banking Offices
United MSAs had population growth >2x the national average over the past 5 years

MOST AWARDED BANK
in the Southeast region for retail banking customer satisfaction
- J.D. Power

BEST BANK AWARDS
for outstanding performance in small business banking in 2026
- Coalition Greenwich

BEST BANKS TO WORK FOR
in 2025 for the ninth consecutive year
- American Banker

Note: See Glossary located at the end of this presentation for reference on certain acronyms
(1) Includes both loans held for investment and equipment finance loans held for sale
(2) 2Q26 regulatory capital ratio is preliminary

3

2Q26 Highlights

$0.95 Diluted earnings per share – GAAP

$0.71 Diluted earnings per share – operating[1]
8% Year-over-year improvement

1.63% Return on assets – GAAP

1.22% Return on assets – operating[1]
6 bps Year-over-year improvement

1.66% Cost of deposits
35 bps Year-over-year improvement

27% DDA / customer deposits

7% Year-over-year revenue growth

12.6% Return on common equity – GAAP

13.0% Return on tangible common equity – operating[1]

57.0% Efficiency ratio – GAAP

56.7% Efficiency ratio – operating[1]

$23.31 TBV per share[1]
11% Annual growth

3.68% Net interest margin
18 bps Year-over-year improvement

2Q26 Non-Operating Items:

$38.5 million Non-operating release of provision for credit losses on equipment finance loans

2Q26 Notable Items:

$4.5 million Non-interest expense driven by Navitas California license settlement, including legal fees (settlement not tax deductible)





(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

Regulatory Approval Received for Peach State Acquisition; On Track for 3Q26 Close

Expands Share in Gainesville, Georgia MSA

- Takes United to the leading deposit share in the Gainesville, Georgia MSA, up from number three
- Increases United's Gainesville deposit base to $1.6 billion, from $864.1 million, an 81.3% increase[1]
  - The Gainesville MSA, with its 227,000 population, enjoyed 11.9% growth from 2020-2026 compared to 5.6% for Georgia and 3.5% nationwide
  - Gainesville is Georgia's second fastest growing MSA and sits ~55 miles northeast of Atlanta. It serves as a regional medical hub, has seen strong manufacturing growth, and draws significant visitor traffic from its close proximity to Lake Lanier

Financially Compelling

- EPS accretion in 2027 of ~3%, or $0.09
  - EPS accretion in 2027 of ~4%, or $0.12, assuming that United repurchases shares in an amount sufficient to offset the dilution from the shares issued in this transaction[2]
- Internal Rate of Return >25%
- Low loan / deposit ratio of 73%; more than 95% ($668 million) of total deposits are core deposits[3]
- Enhances both the efficiency ratio and ROTCE
- Manageable tangible book dilution and earn back period consistent with United's stated M&A strategy

Consistent with Our M&A Strategy

- Transaction consistent with United's strategy of acquiring high-quality, franchise-enhancing companies in growth markets
- Great cultural fit–deep commitment to service and strong presence in their communities



Pro Forma United Gainesville MSA Presence

6 branches

$1.6B deposits[1]

(1) As of December 31, 2025
(2) Assumes United repurchases shares on the open market, pursuant to its existing share repurchase program, in an amount sufficient to offset the dilution from the shares issued in this transaction
(3) Core deposits defined as total deposits less time deposits greater than $100,000
Note: United branch count includes eleven loan production offices
Source: S&P Capital IQ Pro; Greater Hall Chamber of Commerce

Outstanding Deposit Franchise

$ in millions



	2Q25	3Q25	4Q25	1Q26	2Q26
Public Funds	$2,927	$2,848	$3,140	$3,107	$2,908
Brokered	$156	$156	$175	$165	$159
Consumer	$11,758	$11,797	$11,713	$11,745	$11,609
Commercial	$9,122	$9,220	$8,770	$9,009	$9,049

■ Commercial ■ Consumer ■ Brokered ■ Public Funds

Customer Deposit Growth

- On an end-of-period basis, customer deposits decreased by $295 million from 1Q26, driven by seasonal public funds outflows
  - Public funds of $2.9 billion declined seasonally, as expected, by $199 million from 1Q26
- On an average basis, customer deposits increased by $42 million, or 0.7% annualized, from 1Q26
  - Excluding public funds, average customer deposits increased by $169 million, or 3.3% annualized, from 1Q26
- DDA comprises 27% of customer deposits

Deposit Costs Stabilized in 2Q26

39% Cumulative Total Deposit Beta



	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25	4Q25	1Q26	2Q26
Fed Target Average Lower Bound	5.25%	5.18%	4.58%	4.25%	4.25%	4.21%	3.77%	3.50%	3.50%
United Cost of Deposits	2.35%	2.35%	2.20%	2.05%	2.01%	1.97%	1.76%	1.67%	1.66%

■ Fed Target Average Lower Bound —□— United Cost of Deposits

Deposit Costs Continued to Trend Down in 2Q26

- Cumulative non-maturity interest-bearing deposit beta of 55% through 2Q26
- Time deposits ran off at 3.40% while new volume came on at 3.20% in 2Q26
  - 30% of the $3.7 billion CD book matures in the next 3 months at 3.09% average rate



Loan Growth

$ in millions



	2Q25	3Q25	4Q25	1Q26	2Q26 (1)
Total	$18,921	$19,175	$19,384	$19,602	$19,933
Navitas	$1,778	$1,808	$1,848	$1,897	$1,945
Loans Ex. Navitas	$17,143	$17,367	$17,536	$17,705	$17,988

■ Loans Ex. Navitas ■ Navitas

- Loan growth of $332 million, or 6.8% annualized, from 1Q26
  - Excluding Navitas[2], loan growth of $283 million, or 6.4% annualized, from 1Q26
- Strong loan growth in targeted segments
  - HELOC growth of $59 million, or 18% annualized, in 2Q26
  - C&I growth was 10% annualized in 2Q26, including $76 million, or 8% annualized, in Owner Occupied CRE and $88 million, or 13% annualized, in all other C&I

2Q26 Total Loans $19.9 Billion[1]

Current Portfolio

Home Equity 7%
Commercial Construction 6%
Residential Construction 1%
Other Consumer 1%
Residential Mortgage 16%
CRE 25%
C&I 44%

Proforma Portfolio Ex. Equipment Finance Loans Held for Sale

Home Equity 8%
Commercial Construction 6%
Residential Construction 1%
Other Consumer 1%
Residential Mortgage 17%
CRE 28%
C&I 39%

Note: C&I includes Commercial & Industrial and Owner Occupied CRE

(1) Includes both loans held for investment and equipment finance loans held for sale
(2) Substantially all equipment financing loans were transferred to held for sale in 2Q26 as a result of the previously announced pending sale of Navitas



Balance Sheet Strength – Liquidity and Capital

Loans / Core Deposits %



- Substantial balance sheet liquidity, with strong regulatory capital and tangible common equity ratios
- Extinguished $100 million of subordinated debt on April 30
- Loan to deposit ratio increased from 1Q26, driven by strong loan growth and expected seasonal outflows of public deposits
- Substantially all bank funding comes from core deposit base
  - Borrowings temporarily increased to 4% of earning assets
- TCE of 9.9%, flat from 1Q26 and 49 bps improved from 2Q25

Tangible Common Equity / Tangible Assets %



Common Equity Tier 1 RBC %*



*2Q26 regulatory capital ratio is preliminary



Capital Ratios



Risk-Based Capital Ratios

	2Q25	3Q25	4Q25	1Q26	1Q26 KRX Peer Median	2Q26*
Tier 2	1.4%	1.4%	1.3%	1.2%	1.9%	1.0%
Additional Tier 1	0.4%	0.0%			0.7%	
CET1	13.3%	13.4%	13.4%	13.4%	12.2%	13.5%
Total	**15.1%**	**14.8%**	**14.8%**	**14.6%**	**14.8%**	**14.5%**

■ CET1 ■ Additional Tier 1 ■ Tier 2

Tangible Book Value Per Share

1Q26 TBV	GAAP Earnings	Dividends	Change in AOCI	Other	2Q26 TBV
$22.56	$0.95	($0.25)	$0.01	$0.04	$23.31

Q2 Actions

- Quarterly common dividend of $0.25 per share, up 4% vs. prior year
- Extinguished $100 million of subordinated debt on April 30
- No share repurchases in 2Q26, partly due to extended blackout periods related to the Peach State and Navitas transactions, which are expected to close in 3Q26
  - Remaining share repurchase authorization of $63 million in 2026

Capital Ratios

- CET1 remains well above peers at 13.5%
- Leverage ratio increased 21 bps to 10.7%, as compared to 1Q26
- TBV per share increased $0.75, or 3.3%, from 1Q26 and $2.31, or 11.0%, from 2Q25

*2Q26 regulatory capital ratios are preliminary



Net Interest Revenue / Margin[1]

Six Consecutive Quarters of Net Interest Margin Expansion

$ in millions



- Net interest margin of 3.68% was up 3 bps from 1Q26, the sixth consecutive quarter of margin expansion
  - Purchased loan accretion totaled $3.4 million and contributed 5 bps to the margin, down 1 bp from 1Q26
- Net interest revenue increased $8.1 million from 1Q26 primarily due to a larger balance sheet and day count
- Borrowings increased temporarily in 2Q26, largely to fund accelerated purchase of securities in anticipation of upcoming transactions including:
  - Peach State investment portfolio liquidation
  - Navitas transaction close
- Back book repricing of assets below current market pricing continues to be a tailwind

2Q26 NIM Up 3 BPs



Yields & Costs



(1) Net interest margin is calculated on a fully taxable equivalent basis

Noninterest Income

$ in millions

Chart data (stacked bar, $ in millions):

Category	2Q25	3Q25	4Q25	1Q26 [1]	2Q26 [1]
Total	$34.7	$43.2	$40.5	$43.7	$38.4
Other	$12.8	$17.6	$15.9	$20.8	$16.2
Loan Sale Gains	$2.0	$2.4	$2.1	$1.9	$0.9
Brokerage / Wealth Mgmt	$4.4	$4.8	$5.2	$4.6	$4.9
Mortgage	$5.4	$7.1	$6.5	$6.9	$5.9
Service Charges	$10.1	$11.4	$10.7	$9.5	$10.4

Legend: ■ Service Charges ■ Mortgage ■ Brokerage / Wealth Mgmt ■ Loan Sale Gains ■ Other

Linked Quarter

- GAAP noninterest income decreased $5.4 million from 1Q26
  - Prior quarter included a one-time gain of $5.2 million on termination of sub-debt cap
- Operating noninterest income was flat to 1Q26
  - Loan sale gains of $0.9 million decreased $1.0 million from 1Q26
    - Sold $13.0 million of SBA loans and $9.6 million of Navitas loans
  - Service charges increased $0.8 million and brokerage fees increased $0.3 million

Year-over-Year

- GAAP and operating noninterest income increased $3.7 million from 2Q25
  - Other income improvement was driven by investment income, up $2.2 million, customer swap fees, up $0.5 million, and Treasury Management fees, up $0.5 million

(1) Mortgage income presentation above includes a negative $0.9 million mark on trading securities purchased as an economic hedge to offset volatility in the MSR asset. The mark on the MSR asset in 2Q26 was a positive $0.8 million. In GAAP financial statements, the economic hedge is reflected in Other Income, rather than in Mortgage.



Noninterest Expense



Noninterest Expense

$ in millions

	2Q25	3Q25	4Q25	1Q26	2Q26
GAAP	$147.9	$150.9	$152.0	$157.3	$159.9
Operating (1)	$143.1	$147.4	$151.4	$151.6	$159.0

■ GAAP ■ Operating (1)



Efficiency Ratio

	2Q25	3Q25	4Q25	1Q26	2Q26
GAAP	56.7%	54.3%	54.4%	56.7%	57.0%
Operating (1)	54.8%	53.1%	54.2%	55.7%	56.7%

─□─ GAAP ─□─ Operating (1)

- GAAP noninterest expense increased $2.6 million compared to the prior quarter
  - Results impacted by the following items:
    - 2Q26: $4.5 million expense, largely driven by the Navitas California license settlement
    - 1Q26: $6.7 million payroll-cycle adjustment and $1.9 million FDIC accrual release
  - Growth primarily reflects annual merit increases of $1.8 million
- Operating noninterest expense increased $7.4 million compared to the prior quarter, primarily driven by the Navitas California license settlement expense and higher compensation
- GAAP noninterest expense increased $12.0 million year over year
- Operating noninterest expense increased $15.9 million year over year including:
  - Compensation expense, up $9.2 million, driven by strategic hiring, annual merit increases, and group medical expense
  - $4.5 million of expense, largely driven by the Navitas California license settlement
- 2Q26 operating efficiency ratio of 56.7%
  - Excluding the impact of the Navitas California license settlement would lower the 2Q26 operating efficiency ratio by ~160 bps

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

12



Ongoing Investment in Hiring Top Talent

37 net new revenue producers added since 3Q25, an expansion of 17%

- **Funded volume from recent hires expected to replace projected Navitas growth in 2027**

- **Prioritizing high-growth markets**

- **Pursuing bankers with strong existing customer relationships**

- **Average tenure of recent hires is >20 years, with lenders primarily recruited from larger banks**

- **Contributes to accelerated growth and relationship expansion in other areas of the bank (Retail, Private Wealth, etc.)**



Credit Quality

Net Charge-Offs as % of Average Loans



- 2Q26 net charge-offs of $7.9 million, or 0.16% of average loans, improved $2.5 million from 1Q26
  - Excluding $3.7 million of equipment finance net charge-offs, bank net charge-offs were $4.2 million
- Nonperforming assets were 0.52% of total loans, up 2 bps from 1Q26
  - Includes $9.4 million of equipment finance nonaccrual loans held for sale
- Past due loans improved $4.6 million during the quarter and were 0.11% of total loans, down 3 bps from 1Q26
- Higher-risk loans, defined as special mention plus substandard accruing, were 2.5%, the lowest level in two years
- Construction and CRE ratios as a percentage of total RBC were 43% and 195%, respectively

Nonperforming Assets & Past Due Loans as a % of Total Loans



Special Mention & Substandard Accruing Loans as a % of Total Loans





Allowance for Credit Losses

Allowance for Credit Losses (ACL) by Product						
	2Q25		**1Q26**		**2Q26**	
$ in thousands	**Reserve Amount**	**ACL / Loans**	**Reserve Amount**	**ACL / Loans**	**Reserve Amount**	**ACL / Loans**
Owner Occupied CRE	$20,967	0.59%	$25,127	0.62%	$27,207	0.66%
Income Producing CRE	49,072	1.08%	41,358	0.83%	37,449	0.75%
Commercial & Industrial	38,693	1.54%	43,696	1.58%	48,724	1.70%
Commercial Construction	15,979	0.91%	10,198	0.95%	12,291	1.08%
Equipment Financing[1]	47,900	2.69%	42,862	2.26%	--	--
Residential Mortgage	30,217	0.94%	29,333	0.94%	26,898	0.87%
Home Equity	10,812	0.92%	12,769	0.95%	12,573	0.90%
Residential Construction	1,812	1.04%	1,900	1.03%	2,081	1.07%
Consumer	1,048	0.55%	1,153	0.62%	1,482	0.77%
ACL - Funded Loans	**216,500**	**1.14%**	**208,396**	**1.06%**	**168,705**	**0.94%**
ACL - Unfunded Loans	11,545		17,600		19,624	
ACL - Total	**$228,045**	**1.21%**	**$225,996**	**1.15%**	**$188,329**	**1.04%**

- Provision of ($29.8) million, down $40.7 million from 1Q26, primarily driven by the release of ACL associated with the reclassification of Navitas equipment finance loans to held for sale
  - Excluding the Navitas ACL release, 2Q26 provision of $8.7 million, which more than covered bank net charge-offs of $4.2 million
- Allowance coverage of 1.04%, down from prior quarter primarily due the Navitas ACL release, reflecting lower risk profile of proforma loan portfolio excluding Navitas
  - NCO coverage ratio approximately doubles excluding Navitas



Allowance for Credit Losses (ACL)

$ in millions

- ACL - Loans
- ACL - Unfunded
- ACL - Allowance for Credit Losses / Loans %

(1) Substantially all equipment financing loans were transferred to held for sale in 2Q26 as a result of the pending sale of Navitas Credit Corp. The remaining $35.9 million of equipment financing loans to be retained were reclassified to the commercial & industrial line as equipment financing no longer represents a significant held-for-investment category as of June 30, 2026.



15

2Q26 INVESTOR PRESENTATION
Exhibits



Cultural Foundations of United Community

Our Story

Founded 76 years ago as Union County Bank, United Community has stayed true to its roots by prioritizing service. We continue to embrace our small-town, personal touch while offering a comprehensive range of personal and business banking services.

Our Core Values


Team
We play to win together as a team


Truth
We want to see things as they are, not as we want them to be


Trust
We trust in people


Caring
We treat our customers, and each other, the way that we would want to be treated

Our Vision   To Be a Legendary Bank

Our Purpose   To Build Communities

Our Accolades


Most Awarded Bank in the Southeast Region for Retail Banking Customer Satisfaction


Best Bank Awards for outstanding small business banking in 2026


Best Bank to Work For in 2025 for the 9th consecutive year



Average Deposit Costs

$ in billions; rates annualized	2Q25		3Q25		4Q25		1Q26		2Q26	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
DDA	$6.4	N/A	$6.4	N/A	$6.4	N/A	$6.3	N/A	$6.4	N/A
NOW	$6.1	2.45%	$5.8	2.39%	$6.1	2.08%	$5.9	1.95%	$5.8	1.96%
MMDA	$6.6	2.99%	$6.9	2.91%	$7.0	2.51%	$6.8	2.42%	$6.8	2.43%
Savings	$1.2	0.49%	$1.1	0.23%	$1.1	0.18%	$1.1	0.18%	$1.1	0.18%
Time	$3.5	3.47%	$3.7	3.43%	$3.7	3.29%	$3.7	3.14%	$3.7	3.06%
Total Interest-Bearing	**$17.5**	**2.73%**	**$17.5**	**2.68%**	**$17.8**	**2.39%**	**$17.5**	**2.27%**	**$17.3**	**2.27%**
Total Deposits	**$23.8**	**2.01%**	**$23.9**	**1.97%**	**$24.2**	**1.76%**	**$23.7**	**1.67%**	**$23.8**	**1.66%**

Navitas Performance

Navitas Portfolio

$ in millions



- Navitas represents 9.8% of total loans

- Navitas ACL released in 2Q26 as $1.9 billion of equipment finance loans were reclassified to held for sale, pending the completion of the Navitas transaction, expected in 3Q26

- Navitas net charge-offs of $3.7 million, or 0.77% annualized, in 2Q26

Net Charge-Offs & Weighted Average FICO Scores



Navitas Portfolio Concentrations by State



Navitas Selected GAAP Financial Information

$ in millions	FY 2025	1Q26	2Q26
Key Portfolio Data			
Loans & Leases	$1,848	$1,897	$1,945
Loans & Leases – Serviced for Others	194	180	167
Managed Loans & Leases, Ending Balance	**$2,042**	**$2,077**	**$2,112**
Income Statement			
Loan Interest Income	$148	$39	$40
Non-Interest Income	18	4	4
Gross Revenue	**$166**	**$43**	**$44**
Provision Expense / (Release)	**$19**	**$3**	**($38)**
Salaries Expense	18	5	5
Other Non-Interest Expense[1]	14	4	7
Total Non-Interest Expense	**$32**	**$9**	**$12**
Reference: Net Charge-Offs	**$21**	**$6**	**$4**

(1) Note that 2Q26 Other Non-Interest Expense includes Navitas California license settlement and associated legal fees



Mortgage Activity Trends

Mortgage Locks & Sales

$ in millions



- Rate locks were $368 million, down $41 million from 1Q26 and up $9 million from 2Q25

- Sold $189 million of loans in 2Q26, up $14 million from 1Q26 and up $14 million from 2Q25

- 72% of locked loans were fixed-rate mortgages, which were either sold in 2Q26 or are contemplated to be sold once closed

Mortgage Funded Volume

$ in millions



- At 79% of funded volume, purchases remained the primary driver of mortgage activity

Footprint Focused on High-Growth Southeast MSAs



Top 10 MSAs - % of Total Deposits



Rome, GA
2.0%
Myrtle Beach, SC
2.1%
Orlando, FL
2.1%
Knoxville, TN
2.8%
Gainesville, GA
3.4%
Raleigh, NC
3.9%
Nashville, TN
4.7%
Miami, FL
5.9%
Greenville, SC
8.4%
Atlanta, GA
22.3%

Fastest Growing Major Southeast MSAs [1]	UCB's % of Total Deposits	'26 – '31 Proj. Pop. Growth %	'26 – '31 Proj. HHI. Growth %
1) Jacksonville, FL	0.78%	8.79	9.73
2) Orlando, FL	2.11%	8.32	14.57
3) Raleigh, NC	3.92%	8.28	13.27
4) Charlotte, NC	1.72%	7.18	13.18
5) Tampa, FL	0.09%	6.74	14.76
6) Greenville, SC	8.44%	6.65	14.29
7) Nashville, TN	4.67%	5.72	14.70
8) Miami, FL	5.90%	5.67	17.49
9) Atlanta, GA	22.30%	4.21	11.42
10) Richmond, VA	--	3.99	11.92
11) Washington, DC	--	2.80	8.79
12) Louisville, KY	--	2.61	11.07

United MSA Presence

Fastest Growing Mid-Sized Southeast MSAs [2]	UCB's % of Total Deposits	'26 – '31 Proj. Pop. Growth %	'26 – '31 Proj. HHI. Growth %
1) Winter Haven, FL	--	10.89	16.49
2) Port St. Lucie, FL	0.16%	10.15	16.41
3) Sarasota, FL	0.15%	9.84	13.25
4) Daytona Beach, FL	--	8.49	14.36
5) Fort Myers, FL	--	8.45	13.51
6) Melbourne, FL	0.16%	7.93	13.21
7) Huntsville, AL	1.29%	7.91	8.85
8) Fayetteville, AR	--	7.73	12.74
9) Charleston, SC	1.25%	7.48	13.25
10) Pensacola, FL	--	7.10	14.38
11) Durham, NC	--	5.11	12.79
12) Columbia, SC	0.22%	4.81	11.86
13) Knoxville, TN	2.77%	4.76	13.09
14) Winston-Salem, NC	0.00%	4.17	10.64
15) Chattanooga, TN	0.21%	3.75	10.20

(1) Includes MSAs with a population greater than 1,000,000
(2) Includes MSAs with a population between 500,000 and 1,000,000



Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	2Q25	3Q25	4Q25	1Q26	2Q26
Noninterest Income					
Noninterest income - GAAP	$ 34,708	$ 43,219	$ 40,462	$ 43,746	$ 38,380
Gain on terminated cash flow hedge	-	-	-	(5,184)	-
Noninterest income - operating	$ 34,708	$ 43,219	$ 40,462	$ 38,562	$ 38,380
Provision for Credit Losses					
Provision for credit losses - GAAP	$ 11,818	$ 7,907	$ 13,662	$ 10,853	$ (29,803)
Release of ACL on equipment finance loans	-	-	-	-	38,477
Provision for credit losses - operating	$ 11,818	$ 7,907	$ 13,662	$ 10,853	$ 8,674
Noninterest Expense					
Noninterest expense - GAAP	$ 147,919	$ 150,868	$ 152,048	$ 157,302	$ 159,915
Payroll transition bonus	-	-	-	(6,704)	-
FDIC special assessment accrual reversal	-	-	-	1,885	-
Merger-related and other charges	(4,833)	(3,468)	(606)	(873)	(895)
Expenses - operating	$ 143,086	$ 147,400	$ 151,442	$ 151,610	$ 159,020
Diluted Earnings Per Share					
Diluted earnings per share - GAAP	$ 0.63	$ 0.70	$ 0.70	$ 0.69	$ 0.95
Payroll transition bonus	-	-	-	0.04	-
Gain on terminated cash flow hedge	-	-	-	(0.03)	-
FDIC special assessment accrual reversal	-	-	-	(0.01)	-
Release of ACL on equipment finance loans	-	-	-	-	(0.25)
Merger-related and other charges	0.03	0.02	0.01	0.01	0.01
Deemed dividend on preferred stock redemption	-	0.03	-	-	-
Diluted earnings per share - operating	$ 0.66	$ 0.75	$ 0.71	$ 0.70	$ 0.71
Book Value Per Common Share					
Book value per common share - GAAP	$ 28.89	$ 29.44	$ 30.17	$ 30.54	$ 31.27
Effect of goodwill and other intangibles	(7.89)	(7.85)	(7.93)	(7.98)	(7.96)
Tangible book value per common share	$ 21.00	$ 21.59	$ 22.24	$ 22.56	$ 23.31
Return on Tangible Common Equity					
Return on common equity - GAAP	8.45 %	9.20 %	9.48 %	9.35 %	12.56 %
Payroll transition bonus	-	-	-	0.58	-
Gain on terminated cash flow hedge	-	-	-	(0.45)	-
FDIC special assessment accrual reversal	-	-	-	(0.16)	-
Release of ACL on equipment finance loans	-	-	-	-	(3.25)
Merger-related and other charges	0.42	0.29	0.05	0.07	0.08
Deemed dividend on preferred stock redemption	-	0.34	-	-	-
Return on common equity - operating	8.87	9.83	9.53	9.39	9.39
Effect of goodwill and intangibles	3.47	3.73	3.78	3.66	3.59
Return on tangible common equity - operating	12.34 %	13.56 %	13.31 %	13.05 %	12.98 %

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	2Q25		3Q25		4Q25		1Q26		2Q26	
Return on Assets										
Return on assets - GAAP	1.11	%	1.29	%	1.21	%	1.22	%	1.63	%
Payroll transition bonus	-		-		-		0.07		-	
Gain on terminated cash flow hedge	-		-		-		(0.06)		-	
FDIC special assessment accrual reversal	-		-		-		(0.02)		-	
Release of ACL on equipment finance loans	-		-		-		-		(0.42)	
Merger-related and other charges	0.05		0.04		0.01		0.01		0.01	
Return on assets - operating	1.16	%	1.33	%	1.22	%	1.22	%	1.22	%
Return on Assets to Return on Assets - Pre-Tax, Pre-Provision										
Return on assets - GAAP	1.11	%	1.29	%	1.21	%	1.22	%	1.63	%
Income tax expense	0.31		0.38		0.37		0.35		0.47	
Provision for credit losses	0.17		0.11		0.19		0.16		(0.42)	
Payroll transition bonus	-		-		-		0.10		-	
Gain on terminated cash flow hedge	-		-		-		(0.08)		-	
FDIC special assessment accrual reversal	-		-		-		(0.03)		-	
Merger-related and other charges	0.07		0.05		0.01		0.01		0.02	
Return on assets - pre-tax, pre-provision - operating	1.66	%	1.83	%	1.78	%	1.73	%	1.70	%
Efficiency Ratio										
Efficiency ratio - GAAP	56.69	%	54.30	%	54.40	%	56.66	%	57.01	%
Payroll transition bonus	-		-		-		(2.41)		-	
Gain on terminated cash flow hedge	-		-		-		1.03		-	
FDIC special assessment accrual reversal	-		-		-		0.68		-	
Merger-related and other charges	(1.85)		(1.25)		(0.21)		(0.31)		(0.32)	
Efficiency ratio - operating	54.84	%	53.05	%	54.19	%	55.65	%	56.69	%
Tangible Common Equity to Tangible Assets										
Equity to assets ratio - GAAP	12.86	%	12.78	%	12.99	%	12.97	%	12.89	%
Effect of goodwill and intangibles	(3.10)		(3.07)		(3.07)		(3.05)		(2.95)	
Effect of preferred equity	(0.31)		-		-		-		-	
Tangible common equity to tangible assets	9.45	%	9.71	%	9.92	%	9.92	%	9.94	%

Glossary

ACL – Allowance for Credit Losses	MH – Manufactured Housing
ALLL – Allowance for Loan Losses	MLO – Mortgage Loan Office
AOCI – Accumulated Other Comprehensive Income (Loss)	MMDA – Money Market Deposit Account
AUM – Assets Under Management	MTM – Marked-to-Market
BPS – Basis Points	MSA – Metropolitan Statistical Area
C&I – Commercial and Industrial	MSR – Mortgage Servicing Rights Asset
C&D – Construction and Development	NCO – Net Charge-Offs
CECL – Current Expected Credit Losses	NIM – Net Interest Margin
CET1 – Common Equity Tier 1 Capital	NOW – Negotiable Order of Withdrawal
CRE – Commercial Real Estate	NPA – Non-Performing Asset
DDA – Demand Deposit Account	OO CRE – Owner Occupied Commercial Real Estate
EOP – End of Period	PCD – Loans Purchased with Credit Deterioration
EPS – Earnings Per Share	PTPP – Pre-Tax, Pre-Provision Earnings
FTE – Fully-Taxable Equivalent	RBC – Risk Based Capital
GAAP – Accounting Principles Generally Accepted in the USA	ROA – Return on Assets
HELOC – Home Equity Line of Credit	SBA – United States Small Business Administration
IBL – Interest-Bearing Liabilities	TCE – Tangible Common Equity
KRX – KBW Nasdaq Regional Banking Index	USDA – United States Department of Agriculture
LPO – Loan Production Office	YOY – Year over Year